Item 77E Legal Proceedings

Litigation and Legal Fees

The Fund is involved in litigation with Bulldog Investors General Partnership, a hedge fund controlled by Mr. Phillip Goldstein and various affiliated entities and persons (collectively Bulldog). The purpose of this litigation is to enforce provisions of the Funds organizational documents which limit ownership of the Fund and that appear to have been intentionally violated by Bulldog and to recover damages from Bulldog arising from its unfair business practices. This litigation was begun by the Fund in November 2006 after extended correspondence with Bulldog. Bulldog commenced a proxy contest to elect Mr. Goldstein and another Bulldog affiliate at the Funds 2007 annual meeting and to promote various shareholder proposals; Bulldogs nominees were not elected and its proposals were not adopted at the 2007 annual meeting in March 2007. In May 2007, Bulldogs motion to dismiss the pending litigation was denied by the Massachusetts
Superior Court. In September 2007, Bulldogs motion to remove the litigation to the federal courts was denied. In June 2007, the Fund amended its litigation against Bulldog to seek recovery of its expenses incurred in connection with Bulldogs activities. Bulldog has recently filed another motion to dismiss which the Fund is opposing. In July 2007, Bulldog made a demand upon the Funds board of trustees pursuant to the Massachusetts Universal Demand Statute which appeared to be a prelude to a possible derivative action against the Fund or its trustees.
The Funds independent trustees investigated Bulldogs allegations and found them to be without merit. During the year ended December 31, 2007, the Fund incurred approximately
$1,958,751 of expense in connection with the Bulldog litigation and related matters.